Conference Call

December 11, 2007

Slide 1 (Stan March) Thank you for joining us on this call. Today you have seen the press release issued jointly by ST and Genesis concerning a definitive agreement between the two companies. On the call today are Alain Dutheil, the COO of ST, Philippe Lambinet, ST’s Corporate Vice President and General Manager of the Home Entertainment and Displays Group, and Elie Antoun, Genesis Microchip’s President and CEO, and Andrea Cuomo ST’s Chief Strategy Officer

After my brief introduction and some housekeeping chores I will then turn over the call to Alain who will make some introductory comments. Alain will be followed by Philippe who will discuss the proposed transaction summary and its impact on ST’s overall strategic positioning, product portfolio implications and expected timeline. Elie will be discussing Genesis’s highlights and attributes.

Before turning over the microphone I would like to make 2 points:

First, this proposed tender offer by ST has not yet commenced, and as a result there are a number of steps and legal filings which will occur over the next several days. You will see a slide at the beginning of this presentation that discusses this topic. Specific questions about this process, requests for associated materials or any other issue may be made to the investor relations departments of either company and if you have any questions please let us know.

Also, during today’s conference call forward looking statements may be used by both STMicroelectronics and Genesis to describe plans and expectations of future outcomes. There are a number of risk and uncertainties associated with these statements.

For further information on risk factors that could cause actual results to differ materially from those mentioned today, please refer to the risk factors contained in the most recently filed 20-F and 10-K filed by ST and Genesis this year.

With that background out of the way, I will now turn the call over to Alain Dutheil, the Chief Operating Officer. Alain

(Alain Dutheil) Let me start by saying we are extremely excited about this announcement. It is ST’s first major acquisition of a listed company and we expect through this acquisition we will significantly enhance and strengthen ST’s product offerings and capabilities in the digital television market. We believe this agreement will further improve ST’s positioning as a digital consumer platform supplier. It amplifies our future possibilities in the consumer arena by building on our strong foundation with the necessary ingredients to position us to meet the complete silicon needs of customers.

This proposed transaction, which has been approved by our Supervisory Board, is precisely the type ST has spoken of with respect to the Company’s acquisition strategy. First, Genesis is a leader in the digital television image processor market, a key area within digital TV, as well as the flat panel display and digital interconnect markets. Secondly, Genesis’s sales are predominately to OEM’s in the US and Asia, thereby expanding ST’s presence in these two important geographic markets. Third, Genesis is fabless, enabling us to further emphasize our asset lighter strategy.

In summary, we see this transaction creating value for ST and for its shareholders.

Now I will ask Philippe and Elie to discuss in more detail what we are planning to do.

(Philippe Lambinet) Thanks for that introduction Alain, I share your excitement with this acquisition. Genesis has both the engineering talent and intellectual property and top tier customer base that will provide for an excellent fit with ST’s current IP and product know-how.

I would like to walk through key points in this announcement to explain in more detail what is occurring from ST’s point of view. I will first outline the terms of the transaction-our rationale and goals. I then will ask Elie to discuss Genesis and its important place in the digital television product offering arena, and then I’ll conclude by touching on the important synergy opportunities we see coming from this acquisition and by reviewing the anticipated timeline for the process.

To begin, ST will be launching a tender offer to acquire Genesis—a leader in the digital image processor market widely used in the digital consumer applications. The offer price by ST is $8.65 per share for an equity transaction value of $336 million. This represents a 60% premium to the closing trading price and a 26% premium to the average stock price over the last 2 months.

Upon completion, ST will improve its product offering and capability in the digital television market. It further strengthens our long standing leadership position in the digital consumer marketplace by giving ST access to critical know-how and engineering talent and providing for important application specific standard product capability.

Additionally, we see synergies coming from sales leverage, scale, cost savings and best in class R&D capabilities.

ST’s rationale for this acquisition is straightforward. In the digital television market image quality is a product requirement from customers, and know how and intellectual property are required to supply it, and to achieve our vision of technical leadership in digital multimedia applications we needed to add this capability.

This acquisition furthers that goal by complementing ST’s substantial expertise in MPEG compression and decompression with Genesis’ image processing technology. We see ourselves as adding a missing ingredient to our product portfolio and technology portfolio which will allow for improved market offerings in the digital TV market, which as most of you know is expected to be the fastest growing application within the consumer market segment.

This acquisition will position ST with what we think will be best in class solutions for the integrated digital television market, together with Set top box is our focus. In addition, we fully expect that with the product offerings from both companies that we will be able to improve both our time to market as well as the range of products offered. This is due to the combination of engineering talent and know how, coupled with market and customer expertise developed by both companies over many years of product development.

At this point I would like for Elie to briefly describe Genesis for you and to give you an understanding of the fit within ST digital consumer offerings. Elie

(Elie) Thank you Philippe. Genesis is a fabless semiconductor company with annual revenues of approximately $200 million. The company, originally founded in Canada, is now headquartered in California. We have approximately 650 employees, with over half in R&D. Our shares are traded on Nasdaq and we currently have a market cap of approximately $200 million dollars.

We have development centers in Santa Clara, Toronto, Bangalore and Taipei, and regional sales and technical support centers in Taipei, Tokyo, Seoul, Shenzhen in China, and Singapore.

The Company is a leader in flat-panel display technology. And today, the two major areas that are the mechanisms for carrying our display technology capability are flat-panel TVs and LCD monitors, two very high-growth markets and tremendous opportunities for us in the future with ST.

The Company is known for setting the standard in flat-panel image quality, video processing and customer support. Along the way, as we’ve developed TV and monitor platforms for our customers, we’ve also developed an internal system knowledge that allows us to provide unparalleled customer support. It is also due to our own intense focus on image quality that we developed our DisplayPort technology, which we believe will be compelling from a performance and bandwidth standpoint for the consumer electronics market following the successful launch in the IT space and believe it will play a major role in convergence of these markets.

Genesis Microchip is a recognized innovator in image quality and video processing technology for flat panel displays. Under the umbrella of our Faroudja brand, we have consistently delivered industry leading technology for producing the highest quality images on flat panel TV and LCD monitors. With our upcoming motion compensation technology, code-named MCTi, we expect to deliver the industry’s best-of-class technology in true motion compensation.

With our DisplayPort interconnect we have the opportunity to deliver a truly disruptive technology starting with LCD monitors and migrating rapidly to notebook computers as well as flat panel TV’s and other consumer electronics market segments.

Genesis’ technology has been consistently validated with the leading tier-1 worldwide suppliers of flat panel TV’s and LCD monitors. We have developed a superb track record in providing best-of-class customer support at the chip, platform and firmware level. Most recently our Douglas and Sequoia single chip SOC’s for HDTV and Analog TV have gained significant design wins and expanded design win opportunities with leading TV manufacturers. In addition, the momentum behind DisplayPort has accelerated rapidly in advance of our customers’ launch of their initial platforms with our DisplayPort products.

I am also glad that a very strong Genesis management team will be part of this acquisition. This team brings particularly strong capabilities in the understanding of our markets, product and technology execution, and sales and customer support and we look forward to combining resources with STMicro resources in this field.

On the TV side, our largest customer is LG. Toshiba is our number one TV customer in Japan and in the last year we have successfully expanded our opportunities for TVs within Samsung, Sony, Sharp and Hitachi. We also have a strong level of customer penetration in China. All top six OEMs use Genesis for their TV solutions. For our monitor products, Dell and Samsung are our largest customers with expanding growth at HP.

I am very happy that the combination of Genesis and STMicro is based on a shared and highly complementary vision for establishing a #1 market position in our target markets.

The Board of Director of Genesis unanimously recommends that the Genesis stockholders accept the tender offer. I will now turn the microphone back to Philippe to conclude our remarks. Philippe

(Philippe Lambinet) Finally, the expected timetable. Today’s announcement initiates the process, followed by a filing of the tender offer on December 18. The Hart Scott Rodino process will proceed on December 20th. We expect to close the transaction during the first quarter of 2008.

At this point this concludes our presentation.